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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cavium Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14965A101
(CUSIP Number)
12/31/07
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14965A101

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above persons(s) (entities only) AVM Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,407,352 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,407,352 (1)

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,407,352 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) AVM Capital Partners LLC (“AVM”) serves as general partner of Alliance Ventures III, L.P. (“AV III”) and Alliance Ventures IV, L.P. (“AV IV”). AVM has sole voting and dispositive power over the respective shares owned by AVM III and AVM IV. Randall Meals, Steve Schlossareck and Maury Domengeaux are managing directors of AVM and as such, have shared voting and dispositive power over the shares held by AVM III and AVM IV. Randall Meals, Steve Schlossareck and Maury Domengeaux disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(2) Based on 39,720,223 shares of Cavium Networks, Inc. outstanding as of the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 6, 2007.

Page 2 of 9 pages

CUSIP No.	14965A101

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above persons(s) (entities only) Alliance Ventures IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,129,575 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,129,575 (1)

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,129,575 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) AVM Capital Partners LLC (“AVM”) serves as general partner of Alliance Ventures III, L.P. (“AV III”) and Alliance Ventures IV, L.P. (“AV IV”). AVM has sole voting and dispositive power over the respective shares owned by AVM III and AVM IV. Randall Meals, Steve Schlossareck and Maury Domengeaux are managing directors of AVM and as such, have shared voting and dispositive power over the shares held by AVM III and AVM IV. Randall Meals, Steve Schlossareck and Maury Domengeaux disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(2) Based on 39,720,223 shares of Cavium Networks, Inc. outstanding as of the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 6, 2007.

Page 3 of 9 pages

CUSIP No.	14965A101

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above persons(s) (entities only) Alliance Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

US

	5	SOLE VOTING POWER

NUMBER OF		277,777 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		277,777 (1)

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,777 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) AVM Capital Partners LLC (“AVM”) serves as general partner of Alliance Ventures III, L.P. (“AV III”) and Alliance Ventures IV, L.P. (“AV IV”). AVM has sole voting and dispositive power over the respective shares owned by AVM III and AVM IV. Randall Meals, Steve Schlossareck and Maury Domengeaux are managing directors of AVM and as such, have shared voting and dispositive power over the shares held by AVM III and AVM IV. Randall Meals, Steve Schlossareck and Maury Domengeaux disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(2) Based on 39,720,223 shares of Cavium Networks, Inc. outstanding as of the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 6, 2007.

Page 4 of 9 pages

Item 1.
(a)	Name of Issuer
Cavium Networks, Inc.
(b)	Address of Issuer’s Principal Executive Offices
805 East Middlefield Road
Mountain View, CA 94043

Item 2.
(a)	Name of Person Filing
AVM Capital Partners LLC
Alliance Ventures III, L.P.
Alliance Ventures IV, L.P.
(b)	Address of Principal Business Office or, if none, Residence
12930 Saratoga Avenue, Suite D-8
Saratoga, CA 95070
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
14965A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 5 of 9 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).
(b)	Percent of Class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii)	Shared power to vote or to direct the vote: Please see Line 6 on the cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of: Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv)	Shared power to dispose or to direct the disposition of: Please see Line 8 on the cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not applicable

Page 6 of 9 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

AVM Capital Partners LLC
By:	/s/ Steve Schlossareck
Steve Schlossareck,
Managing Member

Page 7 of 9 pages

EXHIBITS
A:	Joint Filing Agreement

Page 8 of 9 pages

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cavium Networks, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2008.

Alliance Ventures III, L.P.		Alliance Ventures IV, L.P.

By:	AVM Capital Partners LLC,	By:	AVM Capital Partners LLC,
	its General Partner		its General Partner

By:	/s/ Steve Schlossareck	By:	/s/ Steve Schlossareck

	Steve Schlossareck, Managing Member		Steve Schlossareck, Managing Member

Page 9 of 9 pages